Mail Stop 7010

      September 21, 2005


Mr. Glen Manchester
Vice President - Finance and Chief Financial Officer
Algoma Steel Inc.
105 West Street
Sault Ste. Marie, Ontario Canada P6A 7B4

	RE: 	Form 40-F for the Fiscal Year ended December 31, 2004
Forms 6-K for the Fiscal Quarters ended March 31, 2005 and June
30,
2005
                    	File No. 0-25870


Dear Mr. Manchester:

      We have completed our review of your Form 40-F and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at
(202) 551-3752 or, in his absence, to the undersigned at (202)
551-
3689.


							Sincerely,


							John Hartz
							Senior Assistant Chief
Accountant
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE